BLOCK CHASER, INC.
Balance Sheet
December 31, 2016

Assets

Current assets:		
Cash	$	76,826
Accounts receivable, net		36,000
Prepaid expenses and other current assets		6,169
		118,995
Property and equipment:		
Equipment		7,987
Furniture and fixtures		4,799
		12,786
Less accumulated depreciation		820
		11,966
Security deposit		1,744
Total Assets	**$**	**132,705**

Liabilities and Accumulated Deficit

Current liabilities:		
Accounts payable	$	5,749
Accrued expenses and other current liabilities		54,951
		60,700
Long-term liabilities:		
Convertible notes payable		910,000
Total liabilities		970,700
Accumulated deficit:		(837,995)
Total Liabilities and Accumulated Deficit	**$**	**132,705**

BLOCK CHASER, INC.
Statements of Operations
Period of February 26, 2016 to December 31, 2016

	Totals
Revenues	
Sponsorships and advertisements	$ 49,490
Subscriptions	114
	49,604
Content	
Contract labor	51,008
Salaries and payroll taxes - content	83,445
Software	3,500
	137,953
General and Administrative	
Bank charges	2,466
Contract labor	7,693
Dues and subscriptions	420
Depreciation	820
Health insurance	23,115
Insurance	1,486
Legal and professional	10,870
Office	10,139
Recruiting	1,030
Reimbursements	2,063
Rent	8,899
Salaries and payroll taxes - G&A	171,209
Software	1,641
Telephone and internet	7,016
Utilities	1,775
	250,642
Sales and Marketing	
Audience development	74,836
Contract labor	107,016
Event fees	200
Graphics and design	793
Meals and entertainment	8,982
Promotional items	1,558
Salaries and payroll taxes - S&M	23,990
Software	14,868
Travel	17,083
	249,326
Technology and Production	
Contract labor	192,006
Salaries and payroll taxes - T&P	51,279
Software	6,493
	249,778
Total expenses	887,699
Net loss	$ (838,095)

BLOCK CHASER, INC.
Statement of Accumulated Deficit
Period of February 26, 2016 to December 31, 2016

	Units Issued		Accumulated Deficit		Total
Balance, February 26, 2016					
Issuance of common stock	100	$	100	$	100
Net loss	-		(838,095)		(838,095)
Balance, December 31, 2016	100	$	(837,995)	$	(837,995)

BLOCK CHASER, INC.
Statement of Cash Flows
Period of February 26, 2016 to December 31, 2016

Cash flows from operating activities:		
Net loss	$	(838,095)
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Depreciation and amortization		820
Changes in operating assets and liabilities:		
Accounts receivable		(36,000)
Prepaid expenses and other current assets		(6,169)
Security deposit		(1,744)
Accounts payable		5,749
Accrued expenses and other current liabilities		54,951
Net cash provided by operating activities		(820,488)
Cash flows from investing activities:		
Acquisition of property, equipment and improvements		(12,786)
Net cash used by investing activities		(12,786)
Cash flows from financing activities:		
Net proceeds from convertible notes payable		910,000
Issuance of common stock		100
Net cash used by financing activities		910,100
Net increase in cash		76,826
Cash, beginning of year		-
Cash, end of year	$	76,826

NOTE A - NATURE OF OPERATIONS

Block Chaser, Inc. (the Company) is in the development stage and has limited operations. The Company was organized under the laws of the State of Massachusetts on February 25, 2016. The Company is building an interactive platform designed to motivate and support the collector car marketplace. The accompanying financial statements were prepared from the accounts of the Company under the accrual basis of accounting.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Development Stage Reporting

The Company is considered to be in the development stage, as no substantial revenues related to its primary business have been recognized to date. Accordingly, the financial statements are presented in accordance with ASC 915, *Accounting and Reporting by Development Stage Companies.*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment is stated at cost. Depreciation of property and equipment is provided over the estimated useful lives of the respective assets on the straight-line basis. The estimated useful lives of the property and equipment range from three to five years.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its operating accounts in a single financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to specified limits. From time to time, the Company had bank balances in excess of federally insured limits.

Revenue Recognition

Revenue is recognized when delivery has occurred, persuasive evidence of an arrangement exists, fees are fixed or determinable and collectability of the related receivable is probable. Revenue is considered to be delivered as the services are performed or over the estimated life of the arrangement.

Software and Product Development

In accordance with ASC 350-40, Internal Use Software, the costs incurred in the preliminary stages of software development are expensed as incurred as research and development costs. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. For the year ended December 31, 2016 costs qualifying for capitalization were considered by management to be immaterial.

__Advertising Costs__

The Company expenses advertising costs as incurred.